Exhibit 99.2

Date: 17/08/2009	510 Burrard St, 3rd Floor Vancouver BC, V6C 3B9 www.computershare.com

To: All Canadian Securities Regulatory Authorities

Subject: TITAN TRADING ANALYTICS INC – Amendment

Dear Sirs: We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual General Meeting
Record Date for Notice of Meeting :	14/08/2009
Record Date for Voting (if applicable) :	14/08/2009
Meeting Date :	02/10/2009 (amended)
Meeting Location (if available) :	Unit 120, 4445 Calgary Trail, Edmonton, Alberta

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON	887902104	CA8879021043

Sincerely,

Computershare Trust Company of Canada /
Computershare Investor Services Inc.

Agent for TITAN TRADING ANALYTICS INC